Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 15 pages.

omi
LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

04035165

Wednesday 19 May, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED JUN 02 2004 WASH, D.C. 158 SECTION

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	19 May, 2004	Company Announcement: Share Purchase Plan & Appendix 3B

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

BEN GRAHAM
Office Manager.

dlw 7/6

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

19 May 2004

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

Australian Stock Exchange Limited
Company Announcements Office

ANNOUNCEMENT TO ASX RE SHARE PURCHASE PLAN

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED (OMI) SHARE PURCHASE PLAN OFFER

The Company is offering shareholders who are registered at the close of business Tuesday May 25, 2004, the opportunity to purchase up to 3225 fully paid ordinary shares a price of $1.55, which is approximately a 20% discount.

This initiative has been adopted as a result of rapid expansion in overall operations of OMI with the introduction to market of its Safety Scalpel and Retractable Syringe. Pending and forecasted sales for the Safety Scalpel have far exceeded original market estimates.

Further, the full market production release of the Syringe in Australia with associated interest from overseas has further highlighted the need for OMI to address cost increases in personnel, tooling, marketing support, inventory, Intellectual Property and Product Liability protection.

Additional resources will be necessary to ensure OMI's further expansion through the anticipated introduction of the Safe IV Access Valve to the market by year end 2004.

The offer price of $1.55 represents an approximate discount of 20% on the price calculated as the average price during the period from May 12, 2004, to May 18, 2004, inclusive.

Details of the Plan, which will be mailed to shareholders on Thursday 27th May 2004, are attached.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

An Appendix 3B in respect of the Plan is also attached.

Occupational & Medical Innovations Limited

Per

L J Litzow
Corporate Secretary

**Occupational ~~& Medical~~
Innovations Limited**
A.B.N. 11 091 192 871

OMI LIMITED

19 May 2004

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

Dear shareholder,

On behalf of the Board of Directors, I am pleased to invite you to participate in OMI's Share Purchase Plan (SPP),

The SSP will provide shareholders with an opportunity to subscribe for up to $4998.75 worth of new shares in the company at a discount to the market price. The Board felt that our loyal shareholders should be given this opportunity, before any external capital raising commenced.

The terms and conditions of the SPP are detailed in the attached and by applying for shares under the SPP you will be bound by those terms and conditions.

Some of the more important terms and conditions of the SPP are:

- You can only apply in one of the following number of shares: 1000, 2,000 or 3225
- The issue price will be: $1.55 (a discount of approximately 20% on current market price)
- Application and payment must be received by 15/06/2004

Participation in the SPP is entirely at your discretion, but your Directors urge you to take advantage of this discount offer and increase your stake in OMI's future. The rights to participate are non-renounceable, which means that you cannot transfer your right to purchase the shares under the SPP to anyone else.

The funds raised from the SPP will be used by the Company as working capital to enable the company to maintain and expand its sales program towards profitability.

The actual amount subscribed will determine the extent to which the Company may wish to source additional outside capital to provide additional facilities to maximise the product and market opportunities.

The application period will close at 5.00 pm on 15 June 2004. To avoid disappointment, please make sure that your application and its required subscription

payment are received by the Share Registry by that date (see attached application for full details).

If you have any questions about the SPP, please contact OMI Company Secretary Lawrie Litzow, whose contact details are shown below.

Sincerely

John Taske
Chairman

Contact Details for Lawrie Litzow:

Lawrie Litzow
OMI Company Secretary
Telephone: (07) 3228 4023
E-Mail: auzwiz@powerup.com.au

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN 11 091 192 871

SHARE PURCHASE PLAN APPLICATION FORM

Shareholder Number

Shareholders Name
Address

Record Date: 25th May 2004
Closing Date: 15th June 2004.
Purchase Price: $1.55 per share

I/We, the shareholder(s) shown above, being registered as ordinary shareholder(s) in Occupational & Medical Innovations Limited (OMI) as at the Record Date of this offer, hereby apply for the number of new shares as indicated below at the issue price of $1.55 per share issued upon terms of the Terms and Conditions of the OMI Share Purchase Plan.

- You can only apply for shares for any of the following values
  - 1,000 shares for $1,550
  - 2,000 shares for $3,100
  - 3,225 shares for $4,998.75

Please tick the appropriate box

1000 shares @ $1.55 total cost of $1,550 ☐

2000 shares @ $1.55 total cost of $3,100 ☐

3225 shares @ $1.55 total cost of $4998.75 ☐

ENTER DETAILS OF CHEQUE – PLEASE COMPLETE IN BLOCK LETTERS

Name of Drawer	Chq No	BSB	Account	Amount

Telephone number where we may contact you in business hours	

1. If you intend to participate in this Offer please read the Terms and Conditions of the Offer
2. Please complete all the requested details on the Application Form
3. Please note that all amounts in the Offer and the Application are shown in Australian dollars
4. Write your cheque for the exact amount for the shares you want to acquire. Please note that all cheques should be made payable to "Occupational & Medical Innovations Ltd" (you cannot apply for more than 3225 shares at a cost of $4998.75).
5. Please send the completed Application Form with the Cheque to Computershare Investor Services Pty Limited, Level 32, Central Plaza One, 345 Queen Street, Brisbane Q 4000 (fax (07)3229 9860)
6. Make sure that your Application Form and cheque reach Computershare no later than 5pm (Queensland time) on 15 May 2004. Late applications will not be accepted
7. By applying for these shares, you are certifying that you have not applied for any other shares under this offer and that the aggregate cost of shares applied for and/or subscribed for by you does not exceed $5,000 in the twelve months period prior to allotment under this Offer.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN 11 091 192 871

SHARE PURCHASE PLAN

Pursuant to the Occupational & Medical Innovations Ltd Share Purchase Plan (Plan), Occupational & Medical Innovations (OMI) offers eligible shareholders the opportunity to acquire either 1000, 2000 or 3225 fully paid ordinary shares in OMI (Shares) at $1.55 per fully paid share (Offer).

Eligible shareholders may choose one of the following levels of acceptance

- 1,000 shares for $1,550
- 2,000 shares for $3,100
- 3,225 shares for $4,998.75

Please read the Terms and Conditions relating to the Offer carefully. You will be bound by the Terms and Conditions when you apply for shares under this Offer.

TERMS AND CONDITIONS

1. Opening and Closing date of the Offer

This offer opens on 26 May 2004 and closes on 15 June 2004. The Plan does not constitute an Offer in any place in which, or to any person to whom, it would be unlawful to make such an Offer.

2. Eligibility

You are eligible to apply for Shares if you are registered as a holder of fully paid shares in OMI at the close of business on the Record Date.(25th May 2004)

The Offer to each eligible shareholder is made on the same terms and conditions.

The Offer is non-renouncable (i.e., you may not transfer the right to subscribe for the Shares to anyone else)

3. Issue Price

The issue price of each Share under the Offer is $1.55

The issue price of Shares under the Plan is at a 20% discount on the average market price. The average market price is calculated over the last 5 days of trading ending 18 May 2004.

Before deciding to accept the offer, you should check the then current price of the OMI shares from a financial newspaper, ASX, or your stockbroker.

4. Rights attaching to Shares

The Shares will be issued on the same terms as the other ordinary shares in OMI quoted on the Australian Stock Exchange Limited (ASX). OMI will apply for the Shares allotted under the Plan to be quoted on the ASX.

5. Offer Detail

If you are an eligible shareholder, you can apply for:

- 3225 Shares at a total cost of $4998.75
- 2000 Shares at a total cost of $3,100
- 1000 Shares at a total cost of $1,550

6. Cost of Participation

Under this Offer, you will not pay any brokerage, commission or other transactions costs. The total cost to You will be the issue price of the Shares you elect to acquire.

7. Allotment of Shares

The Shares will be allotted on 30 June 2004, or as soon thereafter as possible.

8. Maximum Number of Shares

Under the rules of the ASX, no more than 8,125,000 Shares may be issued under the Plan.

9. Payment of Shares

Payment for the Shares must be by cheque payable to Occupational & Medical Innovations Limited. If you do not pay the correct amount, OMI has the right to return your Application form and cheque and no Shares will be allotted to you.

10. Certification

By applying for these Shares, you are certifying that you have not applied for any other Shares under this offer and that the aggregate cost of Shares applied for and/or subscribed for by you does not exceed $5,000 in the twelve months prior to allotment under this Offer

11. Change of Offer

OMI may change or terminate the Plan at any time. If OMI does this it will advise the ASX and give notice to eligible shareholders. Failure by OMI to give notice to, or non-receipt of notice to, an eligible shareholder will not invalidate the change or termination. OMI reserves the right to issue a lesser number of Shares, at its discretion for any reason.

12. No Interest

No interest will be paid on money returned to a person making an application.

13. Risk Factors

The price of the OMI shares may rise or fall between the Date of this Offer and when Shares are issued to you under the Plan. This may mean that the price you pay for Shares under the Plan may be greater or less than the market price at the time the Shares are issued to you. **In deciding whether or not to apply for Shares, or the extent to which you may wish to participate, you should obtain your own personal financial and taxation advice.**

OMI reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers under the Terms and Conditions may be exercised by the Directors of OMI or by any person to whom they delegate the authority.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,125,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ORDINARY SHARES

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	WEIGHTED AVERAGE OF TRADES DURING PERIOD 12-18 MAY 2004 Less 20%
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARE PURCHASE PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
27,353,726	FPO

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	0	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NO DIVIDEND DISTRIBUTION IS CONTEMPLATED IN NEAR FUTURE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Director/Company secretary) Date: .19/5/2004......................

Print name: ....Lawrence James Litzow..

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